UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
21 March 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

VIVUS, Inc.

File No. 1-33389 -- CF# 35947

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VIVUS, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2013, as amended by Form 10/KA2 on June 12, 2013, to refile Exhibit 10.26 as Exhibit 2.2.

Based on representations by VIVUS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.2	through February 26, 2023
Exhibit 10.27	through February 26, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary